Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

The following communication has been published in The New York Times on December 13, 2023 relating to the proposal by Choice Hotels International, Inc. to acquire Wyndham Hotels & Resorts, Inc.

Exhibit A

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares, and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Exchange, dated December 12, 2023, and the related Letter of Election and Transmittal and any amendments or supplements thereto, and is being made to all holders of shares of Wyndham Common Stock (as defined below). The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Wyndham Common Stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other applicable laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser (as defined below) by Goldman Sachs & Co. LLC, Moelis & Company LLC or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Exchange

Each Outstanding Share of Common Stock

of

Wyndham Hotels & Resorts, Inc.

for

$49.50 in cash and

0.324 Common Shares of Choice Hotels International, Inc.,

subject to the election and proration procedures described in the Offer to Exchange, Dated December 12, 2023,

and the related Letter of Election and Transmittal

by

WH Acquisition Corporation,

a wholly owned subsidiary of

Choice Hotels International, Inc.

WH Acquisition Corporation (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Choice Hotels International, Inc., a Delaware corporation (“Choice”), is offering to exchange, subject to certain conditions, as described below, any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Wyndham Common Stock”), of Wyndham Hotels & Resorts, Inc., a Delaware corporation (“Wyndham”), for, at the election of the holder, $49.50 in cash and 0.324 shares of common stock (“Choice Common Stock”) of Choice (the “Standard Election Consideration”), an amount in cash (the “Cash Election Consideration”) equal to the equivalent market value of the Standard Election Consideration (based on the volume-weighted average price as reported by Bloomberg, L.P. (“VWAP”) of Choice Common Stock as quoted on the New York Stock Exchange (the “NYSE”), over the five NYSE trading days ending on the 10th Business Day preceding the expiration of the Offer (as defined below)), or a number of shares of Choice Common Stock (the “Stock Election Consideration”) having a value equal to the equivalent market value of the Standard Election Consideration (in each case based on the VWAP of the Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th business day preceding the date of the expiration of the Offer), upon the terms and subject to the conditions, including the election and proration procedures, described in the Offer to Exchange, dated December 12, 2023 (the “Exchange Offer”), and in the related Letter of Election and Transmittal (the “Letter of Election and Transmittal” which, together with the Exchange Offer and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). In the event the Competition Laws Condition (as set forth in the Registration Statement) remains unsatisfied as of the one-year anniversary of the satisfaction of the Minimum Tender Condition (as set forth in the Registration Statement) (such date, the “Ticking Fee Commencement Date”), subject to, and conditioned upon, acceptance of the shares tendered in the Offer, participating Wyndham stockholders shall be entitled to additional consideration in an amount equal to (i) $0.45 multiplied by (ii) the number of calendar months elapsed after the Ticking Fee Commencement Date to (but excluding) the date of acceptance of the shares tendered in the Offer (prorated for any partial months based on (A) the number of days after the Ticking Fee Commencement Date in the calendar month in which the Ticking Fee Commencement Date occurs divided by the number of calendar days in such calendar month and (B) the number of days prior to the date of the acceptance of the shares tendered in the Offer in the calendar month in which such date occurs divided by the number of calendar days in such calendar month) (the “Additional Consideration”). The Additional Consideration shall be payable in cash or shares of Choice Common Stock, valued at the VWAP of Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th Business Day preceding the date of acceptance by Choice of the shares tendered in the Offer, at Choice’s election.

Choice intends, promptly after consummation of the Offer, to cause the Purchaser to merge with and into Wyndham with Wyndham as the surviving corporation (the “First Merger”), immediately following which Wyndham will merge with and into a newly formed wholly-owned subsidiary of Choice (“NewCo”) with NewCo as the surviving corporation (together with the First Merger, the “Second-Step Mergers”), after which Wyndham would be a direct or indirect wholly-owned subsidiary of Choice.

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Exchange Agent”) will not be obligated to pay brokerage fees, commissions or incur similar expenses, except as otherwise provided in the Letter of Election and Transmittal, stock transfer taxes with respect to the purchase of shares of Wyndham Common Stock by the Purchaser pursuant to the Offer. Stockholders who hold their shares of Wyndham Common Stock through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it will charge any service fees or commissions.

The description of the Exchange Offer contained herein does not purport to be complete and is qualified in its entirety by the full text of the registration statement filed by Choice on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on the date hereof. Capitalized terms not defined herein have the meanings assigned thereto in the Registration Statement.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 8, 2024, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire all of the outstanding shares of Wyndham Common Stock in order to combine the businesses of Choice and Wyndham. The Purchaser currently intends to nominate at least a sufficient number of directors, who if elected, would constitute a majority of the Wyndham Board of Directors (the “Wyndham Board”) to give the Wyndham stockholders another direct voice with respect to the Offer. If elected, Choice’s nominees to the Wyndham Board could take steps to support and facilitate the Offer and the Second-Step Mergers should the nominees, as new directors, deem it appropriate in the exercise of their duties to Wyndham and the Wyndham stockholders. The purpose of the Second-Step Merger is for Choice to acquire all issued and outstanding shares of Wyndham Common Stock that are not acquired in the Offer. In the Second-Step Merger, each remaining Share (other than shares of Wyndham Common Stock held by Choice and its subsidiaries and shares of Wyndham Common Stock held in treasury by Wyndham and other than shares of Wyndham Common Stock held by Wyndham stockholders who properly exercise applicable dissenters’ rights under Delaware law), will be cancelled and converted into the right to receive, at the election of the holder, the Cash Election Consideration or the Stock Election Consideration, subject to proration, or the Standard Election Consideration.

The Offer is being made without the prior approval of the Wyndham Board.

The Offer is conditioned upon satisfaction, in the reasonable judgment of Choice, of the following conditions, among other things, (1) there being validly tendered and not properly withdrawn before the expiration of the Offer a number of shares of Wyndham Common Stock which, together with any shares of Wyndham Common Stock then owned by Choice (or its controlled affiliates, including the Purchaser) or which Choice has a right to acquire, represents a majority of the total number of shares of Wyndham Common Stock outstanding on a fully diluted basis, (2) the Wyndham Board having approved the Offer and the Second-Step Merger under Section 203 of the Delaware General Corporation Law (the “DGCL”), or Choice being satisfied, in its sole discretion, that Section 203 of the DGCL would otherwise be inapplicable to the Offer and the Second-Step Mergers, or Choice acquiring in the Offer in excess of 85% of the shares of Wyndham Common Stock outstanding at the time the transaction commenced in accordance with Section 203 of the DGCL, (3) Choice shareholders having approved (a) the issuance of Choice Common Stock contemplated in connection with the Offer and the Second-Step Merger, in accordance with the rules of the NYSE, on which the Choice Common Stock is listed and (b) other matters ancillary to the Offer and the Second-Step Merger, (4) the waiting period (or extension thereof) applicable to the Offer and the Second-Step Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or terminated, (5) the waiting period (or extension thereof) applicable to the Offer and the Second-Step Mergers under any applicable antitrust laws and regulations, other than the HSR Act, having expired or been terminated, and any approvals or clearances determined by Choice to be required or advisable thereunder having been obtained on terms satisfactory to Choice, and any other approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority as determined by Choice to be required or advisable having been obtained on terms satisfactory to Choice, (6) the Choice Common Stock issuable to Wyndham stockholders in connection with the Offer and the Second-Step Merger being approved for listing on the NYSE, subject to official notice of issuance, (7) Choice having been given access to Wyndham’s non-public information related to Wyndham’s business, assets, and liabilities to complete its confirmatory due diligence review and Choice having concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Wyndham’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer that would result or be reasonably likely to result in a Diminution of Value, the Diligence Condition is only a condition to the Offer due to the fact that Wyndham has refused to engage in meaningful discussions with respect to a negotiated transaction, and accordingly, Choice has had to rely solely on publicly available information, (8) Choice having obtained financing proceeds in amounts, together with its cash on hand, sufficient to consummate the Exchange Offer and the Second-Step Mergers and pay related fees and expenses, and (9) the registration statement of which the Exchange Offer is a part having become effective under the Securities Act of 1933, as amended (“Securities Act”). No stop order suspending the effectiveness of the registration statement having been issued, and no proceedings for that purpose having been initiated or be threatened, by the SEC.

The Offer is also subject to the other conditions described in the Exchange Offer. If any such condition is not satisfied, Choice may (but is not required to), (1) extend, for any reason, the period of time during which the Offer is open, (2) delay acceptance for exchange of, or the exchange of, shares of Wyndham Common Stock, subject to applicable law, (3) amend or terminate the Offer without accepting for exchange or exchanging any shares of Wyndham Common Stock, and (4) amend the Offer or waive any such conditions at any time, except for certain conditions as described in the Exchange Offer, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Exchange Agent and by making public announcement thereof. Consummation of the Offer is not subject to any financing conditions.

The Offer is scheduled to expire at 5:00 p.m., New York City time, on March 8, 2024, unless extended by Choice, in which case the Expiration Time will be the latest time and date on which the Offer, as so extended, expires (the “Expiration Time” and the date on which the Expiration Time occurs, the “Expiration Date”). Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. No subsequent offering period will be available after the Offer.

For purposes of the Offer, Choice will be deemed to have accepted for exchange, and thereby exchanged, shares of Wyndham Common Stock validly tendered and not properly withdrawn, if and when Choice gives oral or written notice to the Exchange Agent of Choice’s acceptance for exchange of such shares of Wyndham Common Stock pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, exchange of shares of Wyndham Common Stock accepted for exchange pursuant to the Offer will be made by deposit of the Offer consideration being exchanged therefor with the Exchange Agent, which will act as agent for tendering Wyndham stockholders for the purpose of receiving the Offer consideration from Choice and transmitting such Offer consideration to tendering Wyndham stockholders whose shares of Wyndham Common Stock have been accepted for exchange. Under no circumstances will Choice pay interest on the Offer consideration for shares of Wyndham Common Stock, regardless of any extension of the offer or other delay in making such exchange.

In order for Wyndham stockholders to validly tender shares of Wyndham Common Stock pursuant to the Offer, the Exchange Agent must receive prior to the Expiration Time the Letter of Election and Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Exchange Offer), and any other documents required by the Letter of Election and Transmittal, at one of its addresses set forth on the back cover of the Exchange Offer and either (1) the certificates representing tendered shares of Wyndham Common Stock must be received by the Exchange Agent at such address or such shares of Wyndham Common Stock must be tendered pursuant to the procedure for book-entry transfer described in the Exchange Offer and a book-entry confirmation must be received by the Exchange Agent (including an Agent’s Message), in each case prior to the Expiration Date, or (2) the tendering Wyndham stockholder must comply with the guaranteed delivery procedures described in the Exchange Offer.

Wyndham stockholders who wish to tender their shares of Wyndham Common Stock should complete the “Exchange Offer Election” section in the Letter of Election and Transmittal to elect the type of consideration to be received in exchange for the shares of Common Stock being tendered thereby. Wyndham stockholders who tender their shares of Wyndham Common Stock but do not make a valid election will be treated as if they made the Standard Election.

Tendered shares of Wyndham Common Stock may be withdrawn at any time prior to the Expiration Time, and, if Choice has not accepted your shares of Wyndham Common Stock for exchange after the Expiration Time, at any time following 60 business days from commencement of the Offer. To withdraw previously tendered shares of Wyndham Common Stock, a written notice of withdrawal must be timely received by the Exchange Agent at its address set forth on the back cover page of the Exchange Offer. Any such notice of withdrawal must specify the name of the person who tendered the shares of Wyndham Common Stock to be withdrawn, the number of shares of Wyndham Common Stock to be withdrawn and the name of the registered holder of such shares of Wyndham Common Stock, if different from that of the person who tendered such shares of Wyndham Common Stock. If certificates representing shares of Wyndham Common Stock to be withdrawn have been delivered or otherwise identified to the Exchange Agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Exchange Agent and, unless such shares of Wyndham Common Stock have been tendered by or for the account of an Eligible Institution as described below, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares of Wyndham Common Stock have been tendered pursuant to the procedure for book-entry transfer as set forth in the Registration Statement, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company, to be credited with the withdrawn shares of Wyndham Common Stock. Withdrawals of tendered shares of Wyndham Common Stock may not be rescinded. Any tendered shares of Wyndham Common Stock properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn shares of Wyndham Common Stock may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in the Registration Statement.

Provided that following the completion of the Offer and the Second-Step Mergers the value of the Choice shares constitutes at least 40% of the total value of the consideration (including any Additional Consideration) received by Wyndham stockholders, the Offer and the Second-Step Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Stockholders should consult their tax advisors about the effect the proposed transactions will have on their shares of Wyndham Common Stock and the tax consequences to them of participating in the Offer and the Second-Step Merger (including the application and effect of any state, local or foreign income and other tax laws).

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Exchange Offer and the related Letter of Election and Transmittal and is incorporated herein by reference.

A request is being made to Wyndham for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of shares of Wyndham Common Stock. The Exchange Offer and the related Letter of Election and Transmittal will be mailed to record holders of shares of Wyndham Common Stock and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Wyndham Common Stock.

The Registration Statement, Exchange Offer and the related Letter of Election and Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the information agent or the dealer managers at the respective telephone numbers and addresses set forth below. Additional copies of the Exchange Offer and the related Letter of Election and Transmittal and other offer materials may be obtained from the information agent or from brokers, dealers, commercial banks and trust companies, and such copies will be furnished promptly at Choice’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Information set forth herein includes “forward-looking statements.” Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as “expect,” “estimate,” “believe,” “anticipate,” “should,” “will,” “forecast,” “plan,” “project,” “assume,” or similar words of futurity. All statements other than historical facts are forward-looking statements. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to management. Such statements include, but are not limited to, the ultimate outcome of any possible transaction between Choice and Wyndham (including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those described herein); uncertainties as to whether Wyndham will cooperate with Choice regarding the proposed transaction; Choice’s ability to consummate the proposed transaction with Wyndham; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Choice’s ability to finance the proposed transaction with Wyndham; Choice’s indebtedness, including the substantial indebtedness Choice expects to incur in connection with the proposed transaction with Wyndham and the need to generate sufficient cash flows to service and repay such debt; the possibility that Choice may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Wyndham’s operations with those of Choice, including the Choice loyalty program; the possibility that Choice may be unable to achieve the benefits of the proposed transaction for its franchisees, associates, investors and guests within the expected timeframes or at all, including that such integration may be more difficult, time-consuming or costly than expected; that operating costs and business disruption (without limitation, difficulties in maintaining relationships with associates, guests or franchisees) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; and that the retention of certain key employees may be difficult. Such statements may relate to projections of Choice’s revenue, expenses, adjusted EBITDA, earnings, debt levels, ability to repay outstanding indebtedness, payment of dividends, repurchases of common stock and other financial and operational measures, including occupancy and open hotels, revenue per available room, Choice’s ability to benefit from any rebound in travel demand, and Choice’s liquidity, among other matters. You are cautioned not to place undue reliance on any such forward-looking statements. Forward-looking statements do not guarantee future performance and involve known and unknown risks, uncertainties and other factors.

These and other risk factors that may affect Choice’s operations are discussed in detail in the applicable company’s filings with the SEC, including its Annual Report on Form 10-K and, as applicable, its or Wyndham’s Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this presentation or as of the date to which they refer, and Choice assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

This communication relates to a proposal that Choice has made for a business combination transaction with Wyndham and the exchange offer which Choice, through WH Acquisition Corporation, its wholly owned subsidiary, has made to Wyndham stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer documents) and a registration statement on Form S-4 filed by Choice on December 12, 2023. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. In furtherance of this proposal and subject to future developments, Choice (and, if applicable, Wyndham) may file one or more registration statements, proxy statements, tender or exchange offers or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer document, prospectus or other document Choice and/or Wyndham may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Investors and security holders of Choice and Wyndham are urged to read the proxy statement(s), registration statement, tender or exchange offer document (including the offer to exchange, the letter of election and transmittal and other related offer documents), prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Choice and/or Wyndham, as applicable. Investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Choice through the web site maintained by the SEC at www.sec.gov, and by visiting Choice’s investor relations site at www.investor.choicehotels.com.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Choice and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Choice’s executive officers and directors in the Annual Report on Form 10-K for the year ended December 31, 2022 filed by Choice with the SEC on March 1, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer documents or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and by visiting Choice’s investor relations site at www.investor.choicehotels.com.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

CALL TOLL-FREE: (800) 322-2885

Email: exchangeoffer@mackenziepartners.com

The Dealer Managers for the Offer are:

Goldman Sachs & Co. LLC	Moelis & Company LLC
200 West Street	399 Park Avenue, 4th Floor
New York, NY 10282	New York, NY 10022
Call Collect: (800) 323-5678	Call Toll-Free: (800) 224-7417
Call Toll-Free: (212) 902-1000

December 13, 2023